EXHIBIT 99.1

Burcon Announces Rights Offering

VANCOUVER, British Columbia, Jan. 05, 2018 (GLOBE NEWSWIRE) -- Burcon NutraScience Corporation (TSX:BU) (NASDAQ:BUR) ("Burcon") is pleased to announce that it will be offering rights (the "Rights Offering") to holders of its common shares ("Common Shares") of record at the close of business on January 16, 2018 (the "Record Date"). Pursuant to the Rights Offering, each holder of Common Shares will receive one transferable right (a "Right") for each Common Share held. Every four Rights will entitle a holder to purchase one Common Share at a price of $0.57 (the "Subscription Price"). The Subscription Price is equal to approximately an 18% discount to the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange (the "TSX") for the 5 day period ending on January 4, 2018. A maximum of 9,456,793 Common Shares will be issued pursuant to the Rights Offering, representing approximately 25% of the currently issued and outstanding Common Shares. The Rights Offering will be conducted in Canada and the United States, where permitted, and in those jurisdictions where Burcon may lawfully offer the Rights. No fractional Common Shares will be issued.

A Rights Offering notice (the "Notice"), together with a Rights certificate, will be mailed to registered holders of Common Shares as of the Record Date. Full details of the Rights Offering, including information regarding the distributions of the Rights and the procedures to be followed, are included in the Rights Offering circular, which will be filed today, together with the Notice, under Burcon's profile on SEDAR at www.sedar.com.  To subscribe for Common Shares, a completed Rights certificate, together with payment in full of the Subscription Price for each Common Share subscribed for, must be received by the subscription agent for the Rights Offering, Computershare Investor Services Inc., prior to the expiry of the Rights at 5:00 p.m. (Toronto time) on February 13, 2018. Shareholders who own their Common Shares through an intermediary, such as a bank, trust company, securities dealer or broker, will receive materials and instructions from their intermediary.

The Rights and the Common Shares issuable upon exercise of the Rights will be listed on the TSX. The Rights will be listed for trading on the TSX beginning on January 12, 2018 under the symbol "BU.RT". Trading in the Rights on the TSX will cease at 12:00 p.m. (Toronto time) on February 13, 2018.

The Rights Offering will include an additional subscription privilege under which holders of Rights who fully exercise their Rights will be entitled to subscribe pro rata for additional Common Shares, if available, that were not otherwise subscribed for in the Rights Offering.

The estimated net proceeds of the Rights Offering, assuming full exercise of the Rights and after deducting expenses, will be approximately $5.25 million. The net proceeds to Burcon from the Rights Offering will be used to fund the Company’s ongoing and expanded research and development program, further strengthen and expand its intellectual property portfolio and for general working capital.

In connection with the Rights Offering, Burcon has entered into a standby commitment agreement (the "Standby Commitment Agreement") with Mr. Allan Yap ("Mr. Yap"), Burcon's Chairman and Chief Executive Officer. Pursuant to the Standby Commitment Agreement, Mr. Yap has agreed, subject to certain conditions, to purchase from Burcon such number of Common Shares that are available to be purchased, but not otherwise subscribed for under the Rights Offering, that will result in 4,728,397 Common Shares being issued under the Rights Offering (the "Standby Commitment"), being up to 50% of the Rights Offering. A copy of the Standby Commitment Agreement will be filed today under Burcon's profile on SEDAR at www.sedar.com.

As compensation for providing the Standby Commitment, Mr. Yap is entitled to receive non-transferrable Common Share purchase warrants (the "Standby Warrants") to acquire up to 1,182,099 Common Shares at an exercise price of $0.69 per share. The Standby Warrants will expire two years after issuance.  In accordance with the policies of the TSX, the exercise of the Standby Warrants by Mr. Yap is subject to shareholder approval, which will be sought at Burcon's next annual meeting, which is expected to be held in September 2018.

The Company is also registering the offer and sale of the shares issuable on exercise of the rights on a Form F-7 registration statement under the U.S. Securities Act of 1933, as amended. Shareholders in the United States should review the Form F-7 which will be filed with the United States Securities and Exchange Commission and when filed, can be found at www.sec.gov and may also be obtained by contacting the Corporate Secretary at 604.733.0896 or by email at info@burcon.ca.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein. There shall be no offer or sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification of such securities under the laws of any such jurisdiction.

About Burcon NutraScience Corporation

Burcon is a leader in developing functionally and nutritionally valuable plant-based proteins. The company has developed a portfolio of composition, application, and process patents originating from a core protein extraction and purification technology.  Burcon’s CLARISOY™ soy protein offers clarity and high-quality protein nutrition for low pH beverage systems and excellent solubility and exceptionally clean flavor at any pH; Peazazz® is a uniquely soluble and clean-tasting pea protein; and Puratein®, Supertein® and Nutratein® are canola protein isolates with unique functional and nutritional attributes. For more information about the company, visit www.burcon.ca.

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward- looking statements or forward-looking information can be identified by words such as “anticipate,” “intend,” “plan,” “goal,” “project,” “estimate,” “expect,” “believe”, “future,” “likely,” “may,” “should,” “could”, “will” and similar references to future periods. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding expectations, intentions and plans contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon’s plans and expectations include the actual results of business negotiations, marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled “Risk Factors” in Burcon’s annual information form dated June 21, 2017 filed with the Canadian securities administrators on www.sedar.com and contained in Burcon’s 20-F filed with the U.S. Securities and Exchange Commission on www.sec.gov. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and accordingly, investors should not rely on such statements.

CLARISOY is a trademark of Archer Daniels Midland Company.

Media & Industry Contact:
Paul Lam
Manager, Business Development
Burcon NutraScience Corporation
Tel (604) 733-0896, Toll-free (888) 408-7960
plam@burcon.ca  www.burcon.ca